Warszawa , 2005-02-15


05006273

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAR - 3 2005
WASH, D.C.
213
SECTION

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 7/2005.
Best regards

Andrzej Szułdrzyński



Vice President


PROCESSED
MAR 14 2005
THOMSON
FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Current report no 7/2005

"Orbis" S.A. hereby conveys the information concerning updating the "Orbis" S.A. rating:

Fitch Ratings–Warsaw/London-15 February 2005: Fitch Ratings, the international rating agency, has today affirmed the National Long-term rating of Orbis SA, Poland's largest hotel company, at 'BBB+(pol)'. The Outlook remains Stable.

The affirmation reflects Orbis's leading, albeit deteriorating, position in Poland's increasingly competitive hotel market, its moderate financial leverage, its above average business risk and the increasing profit contribution from the more stable and less competitive two-star hotel segment. Fitch regards Orbis's business risk as above average given its significant exposure to the volatile and competitive three-star and four-star segments, combined with its high operational leverage (Orbis group owns 88% of its hotels).

The company is preparing a new strategy, which is to be unveiled in March 2005. The new strategy is expected to entail significant development capex concerning the expansion of economy hotel chains in Poland. Deterioration in Orbis's credit ratios, for example through a debt-financed capex programme, could exert negative pressure on the rating. The Stable Outlook is predicated on the group's adjusted net debt / EBITDAR ratio showing sustainable improvement to below 2.0x by YE05 together with a turnaround in core operational measures.

Orbis's operational ratios have deteriorated significantly in recent years, mainly due to an increase in supply of new hotel rooms by international hotel companies combined with insufficient demand. The year 2004 proved to be another challenging year for the company with revenue per available room ("RevPAR") declining by almost 1%, mainly due to intensified price competition. Fitch regards Orbis's occupancy rate (45% in 2004) as relatively weak and the agency does not expect operational ratios for its hotels to improve significantly in the medium-term, particularly given the challenging outlook for the highly competitive mid-market segment in Poland with new capacity arriving until at least 2006. Meanwhile, the company's continued cost reduction programme underpins the rating as it may further improve its efficiency in difficult market conditions. The company has recently stated that Orbis's operating results are expected to improve in FY05 on the back of growing economy.

The rating also acknowledges Orbis's business restructuring, supported by the company's strategic partnership with Accor (rated 'BBB+'/'F2' on international rating scale), which has been in place since 2000. Orbis's acquisition of a 100% stake in Hekon S.A., which operates 11 Accor hotels, for PLN404 million (including PLN110m of cash held in Hekon) in October 2003, together with its eight-year exclusive rights over the Accor hotel brands in Poland and the Baltic States, have further strengthened the relationship between the two companies. Hekon hotels, mainly economy class Ibis hotels, with much stronger operating ratios and profitability than Orbis's, contributed strongly to the Orbis group's improved results in 2004, which saw preliminary consolidated EBITDA increase by 33% year on year to PLN154m in 1Q-3Q04.

The Hekon acquisition markedly increased the Orbis group's leverage although its credit ratios remain stronger than those of some hotel companies rated by Fitch (pro-forma lease-adjusted net debt to EBITDAR of 2.6x at YE03). As at end-June 2004, the group's gross debt of PLN343m consisted mostly of secured bank loans (80% of debt), with the balance being mainly unsecured loans due to Accor. Fitch notes that Orbis group's debt maturity profile is short compared with the long-term nature of the company's assets. This increases refinancing risk as the bulk of this debt is due between 2006 and 2008.

Contact: Arkadiusz Wicik, Warsaw, Tel: +48 22 338 62 86, Larissa Malycheva, London, Tel: +44 20 7417 4207.